Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-232937

Relating to Preliminary Prospectus Supplement dated January 11, 2022

(to Prospectus dated August 1, 2019)

$400,000,000 1.800% Notes due 2025

$300,000,000 2.250% Notes due 2027

$500,000,000 2.850% Notes due 2032

Final Pricing Term Sheet

January 11, 2022

Issuer:	Sonoco Products Company

Long-term Debt Ratings (Moody’s/S&P)*:	Baa2 (Stable) / BBB (Negative)

Type of Offering:	SEC Registered (no. 333-232937)

Ranking:	Senior Unsecured

Trade Date:	January 11, 2022

Settlement Date:	January 21, 2022 (T+7)**

Use of Proceeds:	The Issuer intends to use an amount equal to the net proceeds of this offering, together with borrowings under its expected $300 million term loan facility and commercial paper borrowings, to fund the cash consideration payable by it in connection with the Ball Metalpack Acquisition (as defined in the preliminary prospectus supplement dated January 11, 2022 (the “preliminary prospectus supplement”)), which qualifies as an Eligible Project (as defined in the preliminary prospectus supplement) under its Green Financing Framework (as defined in the preliminary prospectus supplement). See “Use of Proceeds” in the preliminary prospectus supplement.
Notes due 2025
Title of Securities:	1.800% Notes due 2025 (the “2025 Notes”)

Aggregate Principal Amount Offered:	$400,000,000

Coupon (Interest Rate):	1.800% per annum

Maturity Date:	February 1, 2025

Interest Payment Dates:	Semi-annually on February 1 and August 1, beginning on August 1, 2022

Interest Payment Record Dates:	January 15 and July 15

Special Mandatory Redemption:	If the Ball Metalpack Acquisition is not consummated on or before June 20, 2023 or the Ball Metalpack Agreement is terminated prior to June 20, 2023, the Issuer will be required to redeem the notes at a redemption price equal to 101% of the principal amount of the notes (or, if the Special Mandatory Redemption Date falls on or after February 1, 2023, 100% of the principal amount of the notes), plus accrued and unpaid interest to, but excluding, the Special Mandatory Redemption Date. See “Description of the Notes—Special Mandatory Redemption” in the preliminary prospectus supplement.

Make-Whole Call:	Prior to February 1, 2023 (two years prior to the maturity date of the 2025 Notes) at T+10 bps

Par Call:	On or after February 1, 2023

Benchmark Treasury:	1.000% UST due December 15, 2024

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Benchmark Treasury Price and Yield:	99-15 1/8; 1.184%

Spread to Benchmark Treasury:	+62.5 basis points

Yield to Maturity:	1.809%

Price to Public (Issue Price):	99.973% of principal amount

CUSIP / ISIN:	835495 AM4 / US835495AM47
Notes due 2027
Title of Securities:	2.250% Notes due 2027 (the “2027 Notes”)

Aggregate Principal Amount Offered:	$300,000,000

Coupon (Interest Rate):	2.250% per annum

Maturity Date:	February 1, 2027

Interest Payment Dates:	Semi-annually on February 1 and August 1, beginning on August 1, 2022

Interest Payment Record Dates:	January 15 and July 15

Special Mandatory Redemption:	If the Ball Metalpack Acquisition is not consummated on or before June 20, 2023 or the Ball Metalpack Agreement is terminated prior to June 20, 2023, the Issuer will be required to redeem the notes at a redemption price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest to, but excluding, the Special Mandatory Redemption Date. See “Description of the Notes—Special Mandatory Redemption” in the preliminary prospectus supplement.

Make-Whole Call:	Prior to January 1, 2027 (one month prior to the maturity date of the 2027 Notes) at T+15 bps

Par Call:	On or after January 1, 2027

Benchmark Treasury:	1.250% UST due December 31, 2026

Benchmark Treasury Price and Yield:	98-24+; 1.509%

Spread to Benchmark Treasury:	+75 basis points

Yield to Maturity:	2.259%

Price to Public (Issue Price):	99.957% of principal amount

CUSIP / ISIN:	835495 AN2 / US835495AN20
Notes due 2032
Title of Securities:	2.850% Notes due 2032 (the “2032 Notes”)

Aggregate Principal Amount Offered:	$500,000,000

Coupon (Interest Rate):	2.850% per annum

Maturity Date:	February 1, 2032

Interest Payment Dates:	Semi-annually on February 1 and August 1, beginning on August 1, 2022

Interest Payment Record Dates:	January 15 and July 15

Special Mandatory Redemption:	If the Ball Metalpack Acquisition is not consummated on or before June 20, 2023 or the Ball Metalpack Agreement is terminated prior to June 20, 2023, the Issuer will be required to redeem the notes at a redemption price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest to, but excluding, the Special Mandatory Redemption Date. See “Description of the Notes—Special Mandatory Redemption” in the preliminary prospectus supplement.

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Make-Whole Call:	Prior to November 1, 2031 (three months prior to the maturity date of the 2032 Notes) at T+20 bps

Par Call:	On or after November 1, 2031

Benchmark Treasury:	1.375% UST due November 15, 2031

Benchmark Treasury Price and Yield:	96-21; 1.746%

Spread to Benchmark Treasury:	+112.5 basis points

Yield to Maturity:	2.871%

Price to Public (Issue Price):	99.818% of principal amount

CUSIP / ISIN:	835495 AP7 / US835495AP77

Joint Book-Running Managers:	J.P. Morgan Securities LLC Wells Fargo Securities, LLC BofA Securities, Inc.

Co-Managers:	U.S. Bancorp Investments, Inc. TD Securities (USA) LLC MUFG Securities Americas Inc. Deutsche Bank Securities Inc. Regions Securities LLC Truist Securities, Inc.

Trustee:	Regions Bank

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** It is expected that delivery of the notes will be made against payment therefor on or about January 21, 2022, which is the seventh business day following the date hereof (such settlement cycle being referred to as “T+7”). Under Rule 15c6-1 under the Exchange Act of 1934, as amended, trades in the secondary market are generally required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade such notes more than two business days prior to the scheduled settlement date will be required, by virtue of the fact that the notes initially will settle in T+7, to specify an alternative settlement arrangement at the time of any such trade to prevent failed settlement. Purchasers of such notes who wish to trade notes prior to the date of delivery should consult their advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or any underwriter participating in this offering can arrange to send you the prospectus supplement and accompanying prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533; or by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

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